 Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 10 DATED MARCH 4, 2014

TO THE PROSPECTUS DATED APRIL 24, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2013 relating to our offering of up to $1,000,000,000 in shares of our common stock, as supplemented by Supplement No. 4 dated July 24, 2013, Supplement No. 5 dated August 15, 2013, Supplement No. 6 dated September 10, 2013, Supplement No. 7 dated October 11, 2013, Supplement No. 8 dated November 27, 2013 and Supplement No. 9 dated January 10, 2014. Terms used and not otherwise defined in this Supplement No. 10 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 10 is to disclose:

•	the status of our public offerings;

•	our potential acquisition of a hotel property located in Newark, California; and

•	an update to the section of our prospectus entitled “Prior Performance Summary—Adverse Business Developments.”

Status of Our Public Offerings

On October 12, 2012, we terminated our initial public offering and commenced a follow-on public offering of up to $1,000,000,000 in shares of our common stock. In our follow-on offering we are offering up to 90,000,000 shares of our common stock to the public at $10.00 per share and up to 10,526,316 shares of our common stock to our stockholders pursuant to our distribution reinvestment plan at $9.50 per share. As of February 26, 2014, we had accepted investors’ subscriptions for, and issued, 3,793,718 shares of our common stock in our initial public offering and follow-on offering, including 92,479 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in aggregate gross offering proceeds of $37,012,392.

We may continue our follow-on public offering until as late as October 12, 2015 (three years from the date of the commencement of our follow-on public offering), provided that, under rules promulgated by the SEC, in some circumstances we could continue our follow-on public offering until as late as April 9, 2016.

Potential Property Acquisition

On February 3, 2014, we entered into an Agreement of Purchase and Sale relating to the acquisition of a hotel property located in Newark, California commonly known as the TownePlace Suites by Marriott Newark/Silicon Valley, or the Silicon Valley Hotel, from an unaffiliated third party seller, for an aggregate purchase price of $11,400,000, excluding acquisition costs. We intend to finance the acquisition of the Silicon Valley Hotel with proceeds from our ongoing public offering and our assumption of the existing financing secured by the Silicon Valley Hotel.

The Silicon Valley Hotel was built in 2000 and features 127 suites with fully-equipped kitchenettes. The property also includes an exercise room, outdoor pool, BBQ area, and guest laundry facilities. The Silicon Valley Hotel is located on Cedar Boulevard in Newark, approximately one quarter mile north of the intersection of Cedar Boulevard with Stevenson Road, which is a major thoroughfare connecting to Interstate 80. Newark is located on the edge of Silicon Valley, in the San Francisco Bay Area in Northern California. Silicon Valley is home to many of the world’s largest technology corporations, as well as numerous smaller startup companies. Silicon Valley is a leading hub for high-tech innovation and development, with nearly half of all of the venture capital investment in the United States occurring in the Silicon Valley region during the third quarter of 2013, according to PricewaterhousCoopers.

The acquisition of the Silicon Valley Hotel is subject to substantial conditions to closing, including: (1) the sale of a sufficient number of shares our common stock in our public offering to fund a portion of the purchase price for the Silicon Valley Hotel; (2) our ability to obtain lender consent to our assumption of the existing financing secured by the Silicon Valley Hotel; and (3) the absence of a material adverse change to the Silicon Valley Hotel prior to the date of the acquisition. There is no assurance that we will close the acquisition of the Silicon Valley Hotel on the terms described above or at all.

Update to “Prior Performance Summary—Adverse Business Developments”

The recent market downturn has adversely impacted, and could continue to adversely impact, certain prior real estate programs of our sponsor’s affiliates, resulting in a decrease or deferral of distributions with respect to such programs. Moody National Management, L.P. continues to seek approval to amend its master lease agreements for certain prior real estate programs to provide for either a deferral or a waiver of a portion of lease payments to program investors, and may continue to seek further amendments in the future depending upon the then-current economic conditions. Certain prior real estate programs have also requested additional cash infusions from investors to fund outstanding debt service payments. Further such requests may be necessary in the future depending upon the then-current economic conditions. These adverse developments have resulted in a reduction in payments to investors for certain prior real estate programs.

 Moody National Management, L.P. has commenced negotiations with lenders to restructure loan terms with respect to certain prior real estate programs in default under existing franchise or loan agreements and may continue to do so in the future. With respect to some of these loans, the lender is pursuing various alternatives simultaneously, including initiation of foreclosure and legal proceedings and loan modifications, and the borrowers are actively working toward loan modifications. However, there is no assurance that final loan modifications will be achieved, and with respect to one of these prior real estate programs, it appears likely that the lender will consummate foreclosure proceedings. With respect to another of these prior real estate programs, the lender has filed for foreclosure and in connection therewith, initiated a lawsuit. The master tenant and borrowers are working towards a settlement of the lawsuit and it appears likely that the lender will obtain the property in an uncontested foreclosure.

With respect to two tenant-in-common programs sponsored by Moody National Realty, the initial lender sold the loans, and the purchaser of the loans initiated foreclosure proceedings resulting in the filing for protection from these proceedings in the United States Bankruptcy Court by an affiliate of Moody National Realty owning an original equity investment in one property of approximately $10,000 and approximately $10,039 in the other property.  These affiliates received court approval of a confirmation plan under which an agreement was reached with the lender and the loans were reinstated.  With respect to one of these properties, the 28 tenant-in-common owners of the Residence Inn Atlanta Midtown, which originally acquired the project with a $7.475 million equity investment, recently allowed the lender to foreclose on the hotel which secured the loan.

 An affiliate of Moody National Realty and tenant-in-common owners in eight tenant-in-common programs collectively initiated legal proceedings against a lender.  Currently, seven of these tenant-in-common programs have been restructured into a limited liability company owned by the former tenant-in-common owners and a lender affiliate, and the legal proceedings have been dismissed with respect to such programs.  The lender and borrowers on one of the tenant-in-common programs entered into a settlement and reinstatement of the loan, and the legal proceedings have been dismissed with respect to such program.

The 19 tenant-in-common owners of the Westchase Technology Center property, which originally acquired the property with a $4 million equity investment, declined to proceed with a lender’s loan modification proposal and allowed the lender to foreclose on an office building which secured the loan. The 28 tenant-in-common owners of a two-hotel project (consisting of the Springhill Suites Altamonte and the Holiday Inn Express Orlando) which originally acquired the project with a $10.2 million equity investment declined to proceed with a lender’s loan modification proposal and allowed the lender to foreclose on the two hotels which secured the loan.  The 14 tenant-in-common owners of a two-hotel project (consisting of the TownePlace Suite Miami Airport and TownePlace Suites Miami Lakes) which originally acquired the project with a $5.9 million equity investment declined to proceed with a lender’s loan modification proposal and allowed the lender to foreclose on the two hotels which secured the loan. The 16 tenant-in-common owners of the TownePlace Suites Mount Laurel, which originally acquired the property with a $5.6 million equity investment, declined to proceed with a lender’s loan modification proposal and allowed the lender to foreclose on the hotel which secured the loan.   Additionally, the 35 tenant-in-common owners of the Courtyard Columbus Airport, which originally acquired the property with a $11.1 million equity investment, entered into a deed in lieu of foreclosure agreement with the lender. Further, the lender for the Residence Inn Memphis filed foreclosure proceedings and one unaffiliated tenant-in-common owner of the Residence Inn Memphis filed for bankruptcy protection, which resulted in a court-ordered auction sale of the property and a loss of the original $6.93 million equity investment for the 17 tenant-in-common owners.

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